June 5, 2009

Christian Windsor

Special Counsel

Securities and Exchange Commission

Washington, D.C. 20549

Re:	The First Bancorp, Inc.
Form 10-K for December 31, 2008
Form 10-Q for March 31, 2009
Form 8-K filed January 21, 2009
Definitive Proxy Statement filed March 13, 2009
Definitive Proxy Statement filed December 4, 2008
File Number 0-26589

Dear Mr. Windsor:

In response to your letter dated May 26, 2009, we provide the following responses to your review of the above noted filings:

General

1. We note that your EDGAR filings are filed under the name “First National Lincoln Corporation.” Please update your EDGAR filer database to include your name change to The First Bancorp, Inc. You may contact Filer Support and Filer Technical Support at (202) 551-8900 for assistance.

Registrant’s Response

We have contacted Filer Support and the change has been made in the Edgar Database.

Definitive Proxy Statements filed December 4, 2008 and March 13, 2009

General

2. Please tell us why you did not file a preliminary proxy statement at least 10 calendar days prior to the date definitive copies of these proxy statements were filed. Refer to Exchange Act Rule 14a-6(a) and the American Recovery and Reinvestment Act of 2009 Compliance and Disclosure Interpretations.

Registrant’s Response

With respect to the proxy statement filed on March 13, 2009, relating to the Company's annual shareholder meeting, we were unaware of the interpretation referenced in the comment letter that had been posted on the Commission's website two weeks prior to the filing date, and believed that the non-binding vote on executive compensation mandated by EESA was closely analogous to a shareholder resolution under Exchange Act Rule 14a-8, and therefore concluded that a preliminary filing was not required. (Also, we note that the definitive proxy statement was in fact filed more than 10 calendar days prior to its mailing to shareholders of record entitled to receive notice of and to vote at such meeting.)

With respect to the proxy statement filed on December 4, 2008, we had reviewed similar proxy materials filed by several other issuers who had participated in the TARP CPP program, who had also not filed preliminary proxy materials with the Commission. As you know, participants in the CPP program were given very little time following notification of approval to consummate the transaction with the Treasury Department. In our haste to meet this requirement, we relied in good faith on evidence of what other filers had done, without the intent of evading the preliminary filing requirement in Rule 14a-6(a).

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Supervision and Regulation

3. We note that you are participating in Treasury’s Capital Purchase Program (“CPP”); if appropriate, please include a discussion of the Emergency Economic Stabilization Act and the American Recovery Reinvestment Act in future versions of this section, or explain to the staff why you believe this disclosure is unnecessary.

Registrant’s Response

We will include this disclosure, as appropriate, in future filings.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

4. Include a stock performance graph in Item 5 to the Form 10-K. Refer to Item 201(e) of Regulation S-K and General Instruction G of Form 10-K.

Registrant’s Response

This was included in the Definitive Proxy Statement filed on March 13, 2009, on page 22 but was not incorporated by reference in Item 5 of Form 10-K. We will include this in Item 5 in future filings.

5. In future filings provide the approximate number of holders of each class of your common stock. Refer to Item 201(b) of Regulation S-K. Also, in future filings please conform the table regarding your repurchase of equity securities to the format provided in Item 703(a) to Regulation S-K.

Registrant’s Response

The number of holders was included in the second paragraph of Item 1 of Form 10-K. We will include this disclosure in Item 5 in future filings. With regard to repurchase of equity securities, we feel we met the conformance specifications. If the staff believes this is not the case, please provide additional clarification of your comment.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation Allowance for Loan Losses, page 23

6. We note the continued deterioration in the credit quality of your loan portfolio. Please tell us and revise your disclosures in future filings to comprehensively bridge the gap between the significant increases in your non-performing and impaired loans and presumably the increased delinquencies in the remaining portfolio. While we note the individual discussions of your allowance for loan losses process, loan impairment accounting and the presentation of the non-performing loan table, there is no discussion linking how and why you believe the allowance for loan losses is directionally consistent with the significant increases in nonperforming loans of all types since 2007. Also, please consider disclosing delinquency information on your portfolio and clearly discuss how the specific change in delinquencies impacts your calculation of the allowance for loan losses.

Registrant’s Response

The following statement was made in the Provision to the Allowance for Loan Losses discussion on page 20:

“The Company’s provision to the allowance for loan losses was $4.7 million in 2008 compared to $1.4 million in 2007. The amount of provision made during 2008 and 2007 was to maintain the allowance for loan losses at an adequate level given continued growth in our loan portfolio as well as current deterioration in asset quality. While the weakness in the national economy has not hit coastal Maine as hard as many other parts of the country, the Company has seen an increase in the level of past-due and non-performing loans. Net chargeoffs were $2.7 million in 2008 – with $1.1 million coming from one borrowing relationship – compared to net chargeoffs of $1.0 million in 2007. As a result, our provision for loan losses was increased by $3.3 million in 2008 compared to 2007. Given the number of economic uncertainties at this time, Management views it prudent to continue to increase the allowance for loan losses. A further discussion of asset and credit quality can be found in ‘Assets and Asset Quality’ ”.

It is our opinion that the above discussion links how and why the allowance for loan losses is directionally consistent with the significant increases in non-performing loans of all types since 2007 and properly references the allowance for loan losses section on page 23.

We will include delinquency information and its impact on the allowance for loan losses adequacy calculation, as appropriate, in future filings.

Non-Performing Assets. page 24

7. We note your disclosure here and in your March 31, 2009 Form 10-Q regarding the significant increase in non-performing loans since December 31, 2007. Given that commercial real estate and business non-performing loans represented $11.0 million out of the total $17.4 million non-performing loans at December 31, 2008, please tell us and revise your future filings to provide the following:

a. Discuss whether the increase in non-performing loans, particularly those classified as commercial real estate and business relates to a few large credit relationships or several small credit relationships or both; and

b. If a few large credit relationships make up the majority of your non-performing loans, discuss those relationships in detail, including;

•	General information about the borrower (i.e. commercial or residential land developer, commercial business, etc.);
•	The type of collateral securing the loan;
•	The amount of total credit exposure outstanding;
•	The amount of the allowance allocated to the credit relationship; and
•	Provide additional information supporting the allowance for loan loss for each credit.

c. Provide us with your proposed future disclosure.

Registrant’s Response

In addition to the material already provided in the December 31, 2008 10-K, to be responsive to the comment, we would have added the following paragraph:

“The increase in non-performing loans included one large relationship of $4.4 million. In this particular relationship, $3.9 million of the indebtedness was secured by real estate and marketable securities with an estimated value of $3.7 million and $500,000 of the indebtedness was unsecured. A specific reserve of $1.1 million was allocated to this relationship. The remaining amount of the increase in non-performing loans in 2008 was due to a mix of small- and medium-sized relationships, with no discernable trend in this group pointing to a systemic concern with our credit underwriting process.”

We will include a similar disclosure, as appropriate, in future filings.

8. In future filings please separately present and quantify non-accrual loans, loans 90 days past due and accruing and any restructured loans by loan classification or type. We note the guidance in Item III.C.1 of Guide III. Also, to the extent material, please separately present non-performing loan information for Commercial Real Estate and Commercial Other to be consistent with your lending activities table on page 21. Similarly, please note this for your allocation of the allowance for loan losses table on page 23 and revise as appropriate in future filings.

Registrant’s Response

In our filing we included the following table:

	As of December 31,
Dollars in thousands	2008	2007	2006	2005	2004
Commercial real estate and business	$11,049	$2,745	$3,390	$2,022	$1,580
Residential real estate	3,938	2,055	540	934	270
Consumer	2,442	354	302	464	32
Total	$17,429	$5,154	$4,232	$3,420	$1,882
Non-accrual loans included in above total	$12,449	$2,867	$3,485	$3,095	$1,601
Income not recognized from non-accrual loans	489	283	396	202	189

In our reading of Item III.C.1 of Guide III, we feel the disclosure requirements were met in the above table. The Guide does not specify breaking out specific loans types beyond what we presented other than noting that “supplemental disclosures may be made” which we interpret as an option, not a requirement. Please provide additional guidance if this is not correct.

Note 3 - Investment Securities, page 37

9. You disclose that you classify your investments in Federal Home Loan Bank (FHLB) of Boston and Federal Reserve Bank (FRB) stock as equity securities available for sale which are carried at cost. We note that paragraph 12.26 of the AICAP Audit Guide for Depository Lending Institutions states that investments in FHLB and FRS stock generally should not be shown with securities accounted for under SFAS 115. Please tell us why you believe your classification of FHLB and FRB stock is appropriate considering the above guidance or revise future filings to present your investments in FHLB and FRB stock outside of securities available for sale. Please provide any supporting accounting guidance for your position.

Registrant’s Response

We will present Federal Home Loan Bank stock and Federal Reserve Bank stock as separate line items on the balance sheet in future filings.

10. We note on page 38 you evaluated your investment in FHLB and FRB stock for impairment. Given the fact that FHLB Boston has not paid dividends since the third quarter in 2008 and had a net loss in 2008, please revise your future filings beginning with your next Form 10-Q to disclose the results of your impairment analysis of your investment in FHLB Boston stock. In addition, how you considered the positive and negative factors in making this conclusion.

Registrant’s Response

We will include the results of this analysis, as appropriate, in future filings.

Note 13 – Benefit Plans, page 44

11. We noted there was an accrued liability for $1,265,000 related to the Company’s supplemental executive retirement plan at December 31, 2008. Please revise your future filings and provide us with a copy for the applicable disclosures in SFAS 132R like paragraph 5(a) and (j).

Registrant’s Response

The following disclosure about the Supplemental Executive Retirement Plan was included in the CD&A in the proxy statement:

“The Company also sponsors an un-funded, non-qualified supplemental retirement plan established in 1997 for certain Executive Officers. The plan provides supplemental retirement benefits payable in installments over 20 years upon retirement or death. The costs for this plan are recognized over the service lives of the participating Executive Officers. As of December 31, 2008, only two active executives (CEO Daigneault and CFO Ward) were participants in the plan. As originally adopted, the plan provides a projected retirement benefit for Mr. Daigneault, assuming he remains employed by the Bank until normal retirement age of 65, is $169,329 per year, with such payments beginning in the year 2017. The projected retirement benefit for Mr. Ward, assuming he remains employed by the Bank until normal retirement age of 65, is $61,127 per year, with such payments beginning in the year 2018. The benefits are capped at the above amounts. On December 30, 2008, the Company amended the plans to change the normal retirement age to receive the full benefit under the Plan from age 65 to age 63. The date on which the Executive Officer may begin to collect the retirement benefit payments does not change, however, and remains January 1 of the year in which the Executive Officer turns age 65. The plan also contains a restrictive covenant that may result in the Executive Officer forfeiting all accrued benefits should he accept employment with a competing financial institution within five years after his termination of employment with the Company.”

Since this is a non-actuarially-determined plan with a fixed payment amount, it is our opinion that the disclosures in SFAS 132R paragraph 5(a) do not apply. Instead, we propose the following revised disclosure in the footnote in future filings:

Supplemental Retirement Plan

The Bank also sponsors an unfunded, non-qualified supplemental retirement plan for certain officers. The agreement provides a fixed-amount, supplemental retirement benefit payable in installments over 20 years commencing upon retirement or death. The costs for this plan are recognized over the service periods of the participating officers. The expense of this supplemental plan was $164,000 in 2008, $153,000 in 2007, and $149,000 in 2006. As of December 31, 2008 and 2007, the accrued liability of this plan was $1,265,000 and $1,157,000, respectively.

12. We noted on page 44 the disclosure of the weighted-average assumptions, specifically the discount rate of 7.0%, used to calculate the Company’s accumulated benefit obligation and net benefit cost. Please provide to us and include in future filings other assumptions used in accounting for the plan, like assumed health care cost trend rate(s), and effect one percentage point would have on such assumptions in accordance with SFAS 132R paragraph 5(l) and (m).

Registrant’s Response

The assumed health care cost trend rate is 7.0%. A 1% change in the trend assumptions would create an approximate change in the same direction of approximately $100,000 in the ABO, $7,000 in the interest cost and $1,400 in the service cost. We will include these additional disclosures, as appropriate, in future filings.

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Transactions, page 11

13. We note your disclosure with regard to loans or extensions of credit to related persons; in future filings, please conform this disclosure to the language in Instruction 4(c) of Item 404 of Regulation S-K to clarify that the loans are on the same terms as those made to persons not related to the lender.

Registrant’s Response

Our Definitive Proxy Statement included the following disclosure on page 10:

“The Federal Reserve Act permits the Bank to contract for or purchase property from any of its Directors only when such purchase is made in the regular course of business upon terms not less favorable to the Bank than those offered by others unless the purchase has been authorized by a majority of the Board of Directors not interested in the transaction. Similarly, the Federal Reserve Act prohibits loans to Executive Officers of the Bank unless such loans are on terms not more favorable than those afforded other borrowers and certain other prescribed conditions have been met.

“The Bank has had, and expects to have in the future, banking transactions in the ordinary course of its business with Directors, Officers and principal shareholders of the Company and their affiliates. All such transactions have been made upon substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with others. In the opinion of Management, such loans have not involved more than the normal risk of collectibility nor have they presented other unfavorable features. The total amount of loans outstanding at December 31, 2008 to the Company’s Directors, Executive Officers and their affiliates was $23,896,492.28, which constituted 2.44% of the Bank’s total loans outstanding at that date.”

In our opinion, this disclosure met all the requirements of Instruction 4(c) of Item 404 of Regulation S-K.

Compensation Discussion and Analysis, page

14. Please tell the staff why you have not disclosed all the performance targets utilized in determining short-term incentive compensation for your named executive officers for the 2008 fiscal year. In particular, you did not disclose the targets, trigger values or actual results compared to the targets used by the committee and board to determine the awards in 2008. Revise your disclosure in future filings to disclose the targets and any minimum or maximum targeted performance. Also, please analyze how actual performance resulted in the compensation awarded to your named executive officers. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 119.04.

Registrant’s Response

In our Proxy Statement disclosure, we noted that the short-term incentive plan is a plan for virtually all employees (those who were employed as of July 1 of the year). The amount of payout under this plan is based on nine key company-wide performance indicators, including loan volume, core deposit volume, net interest income, non-interest income, wealth management revenues, checking account openings, past-due loan percentage, non-accrual loan levels and efficiency ratio. These indicators and weights are proposed by Management and reviewed and approved by the Board of Directors. The final uniform payout percentage of plan participants’ salaries is approved by the Board.

Payments under the plan are based upon the extent to which actual results in each key performance indicator outperform a baseline amount, which baseline amount is generally based upon prior-year results. The maximum bonus that could be paid was 15% of each employee’s base salary. The actual amount paid for 2008 was 7.0% of each employee’s base salary. There was also a threshold condition for the plan in 2008: no bonuses would be paid unless either 2008 Net Income exceeded the prior year’s $13,256,000 or 2008 return on average tangible equity was 15.0% or greater.   It is our opinion that the additional information provided in the above paragraph meets the disclosure requirements of Regulation S-K Item 402 (b). We will provide this information, as appropriate, in future filings.

Please note, however, that under restrictions contained in the EESA, the Company will not be permitted to pay any bonuses under this plan, or other cash bonuses, to the named executive officers for so long as the preferred stock issued by the Company under the TARP remains outstanding. Accordingly, such disclosure may become inapplicable with respect to 2009 and subsequent years.

Summary Compensation Table, page 17

15. It appears from your disclosure on page 14 that the awards listed under the “bonus” column were based on the achievement of performance criteria in accordance with your short-term compensation program. Please revise your disclosure to clarify how these awards are properly classified as “bonuses,” or revise the table to disclose in the “Bonus” column only those amounts not earned by meeting performance targets in accordance with your incentive plans and report incentive awards under the non-equity incentive column. Refer to Regulation S-K Compliance & Disclosure Interpretation 119.02.

Registrant’s Response

We agree that the amounts included in the “Bonus” column should be reclassified to the “Non-Equity Incentive Plan Compensation” column. We will make this change in future filings.

Director Compensation, page 22

16. Please amend the Director Compensation table to include all fees paid to your directors, including any fees paid for consulting services and legal services. Refer to Item 402(k)(2)(vii)(F) of Regulation S-K.

Registrant’s Response

We have reviewed all director compensation in 2008 and have determined that there were no fees paid for consulting services or legal services. The only fees paid to Directors were those shown on page 21. As a result, we feel no amendment is necessary.

Form 10-Q for quarter ended March 31, 2009

Investments, page 1 7

17. We note the Company took an other-than-temporary impairment charge of $916,000 during the quarter ended March 31, 2009 on a corporate security, In addition, there was a $1.5 million corporate security held by the Company rated sub-investment grade, and with an after-tax unrealized loss of $70,000. In future filings, beginning with your next Form 10-Q, please consider including the following:

a. Disclosures in accordance with SFAS 115 paragraph 19 related to the carrying amount, gross unrealized gains and losses, and aggregate fair value of all investment securities;

b. Disclosures in accordance with FSPFAS 115-1/124-1 paragraph 17 related to the investments in an unrealized loss position for periods less than 12 months and over 12 months; and

c. The factors considered by Management in the determination that there was an other-than-temporary impairment on securities held.

Registrant’s Response

We will include these disclosures, as appropriate, in future filings.

Non-Performing Assets, page 18

18. Please include a comparative asset quality table by loan classification and amount in future filings. Please specifically present and quantify non-accrual loans, loans 90 days plus and accruing and any restructured loans by classification or type.

Registrant’s Response

We will include this disclosure, as appropriate, in future filings.

Form 8-K filed on January 21, 2009, page 7

19. We note your presentation of ‘‘tangible book value,” “return on average tangible equity,” and “average tangible equity to average assets” in this Form 8-K. Further we note your presentation of these same three calculations in your December 31, 2008 Form 10-K, Form 8-K filed on April 22, 2009, and March 31, 2009 Form 10-Q. These ratios appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP ratios in the future, the staff notes the following:

a. To the extent these ratios are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratios as non-GAAP measures and complying with all of the disclosure requirements.

b. To the extent that you plan to disclose these ratios in future Item 2.02 Form 8-Ks, you should provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.

c. To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.

Registrant’s Response

We will make these changes, as appropriate, in future filings.

In connection with our comments, the company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have questions regarding these responses or require additional information, please contact our Chief Financial Officer, F. Stephen Ward at 207.563.3272 or stephen.ward@the1st.com.

With best regards,

/s/ Daniel R. Daigneault	/s/ F. Stephen Ward
__________________________________	__________________________________

Daniel R. Daigneault	F. Stephen Ward
President & Chief Executive Officer	Executive Vice President
& Chief Financial Officer